SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
ACORN INTERNATIONAL, INC.
(Name of issuer)
Ordinary Shares*
American Depositary Shares
(Title of class of securities)
004854105**
(CUSIP number)
Theresa Roche
OAR Management, Inc.
9746 S. Roberts Road
Palos Hills, IL 60465
708-430-9337
(Name, address and telephone number of person authorized to receive notices and communications)
July 6, 2011
(Date of event which requires filing of this statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies of this statement are to be sent.
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
*	Not for trading, but only in connection with the registration of American Depositary Shares each representing three ordinary shares.

**	This CUSIP applies to the American Depositary Shares.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Robert W. Roche

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		13,900,959

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		13,900,959

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	13,900,959[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	15.56%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
1)    Includes (i) 12,053,094 ordinary shares and 333,815 American Depositary Shares, each of which represents 3 ordinary shares (“ADSs”), held by Acorn Composite Corporation, of which Mr. Roche is the sole owner; and (ii) 282,140 ADSs held by The Robert Roche 2009 Declaration of Trust, of which Mr. Roche is trustee.
2)    Based on 89,311,634 total outstanding ordinary shares of the Issuer as of March 31, 2011, as disclosed by the Issuer in its Annual Report on Form 20-F filed with the SEC on April 27, 2011 (the “20-F”)

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Acorn Composite Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Nevada

	7	SOLE VOTING POWER

NUMBER OF		13,054,539

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		13,054,539

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	13,054,539[3]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.62%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
3) Includes 12,053,094 ordinary shares and 333,815 ADSs held by Acorn Composite Corporation.
4) Based on 89,311,634 total outstanding shares of the Issuer as of March 31, 2011, as disclosed by the Issuer in the 20-F.

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). The Robert Roche 2009 Declaration of Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	7	SOLE VOTING POWER

NUMBER OF		846,420

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		846,420

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	846,420[5]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.95%[6]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
5) Includes 282,140 ADSs held by The Robert Roche 2009 Declaration of Trust.
6) Based on 89,311,634 total outstanding shares of the Issuer as of March 31, 2011, as disclosed by the Issuer in the 20-F.

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). The Grand Crossing Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	7	SOLE VOTING POWER

NUMBER OF		1,846,291

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,846,291

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,846,291[7]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.07%[8]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
7) Includes 1,846,291 ordinary shares held by The Grand Crossing Trust.
8) Based on 89,311,634 total outstanding shares of the Issuer as of March 31, 2011, as disclosed by the Issuer in the 20-F.

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). The Felicitas Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	7	SOLE VOTING POWER

NUMBER OF		1,675,833

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,675,833

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,675,833[9]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.88%[10]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
9) Includes 558,611 ADSs held by The Felicitas Trust.
10) Based on 89,311,634 total outstanding shares of the Issuer as of March 31, 2011, as disclosed by the Issuer in the 20-F.

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). The Moore Bay Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Alaska

	7	SOLE VOTING POWER

NUMBER OF		1,751,760

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,751,760

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,751,760[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.96%[12]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
11) Includes 583,920 ADSs held by The Moore Bay Trust.
12) Based on 89,311,634 total outstanding shares of the Issuer as of March 31, 2011, as disclosed by the Issuer in the 20-F.

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Edward J. Roche, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		1,792,685

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,522,124

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,792,685

WITH	10	SHARED DISPOSITIVE POWER

		3,522,124

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,314,809[13]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.95%[14]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
13) Includes (i) 1,250 ordinary shares and 13,225 ADSs held directly by Mr. Edward J. Roche, Jr.; (ii) 583,920 ADSs held by The Moore Bay Trust, for which Mr. Roche is a trustee and exercises sole dispositive and voting power; (iii) 1,846,291 ordinary shares held by The Grand Crossing Trust, for which Mr. Roche is a co-trustee and exercises shared dispositive and voting power; and (iv) 558,611 ADSs held by The Felicitas Trust, for which Mr. Roche is a co-trustee and exercises shared dispositive and voting power.
14) Based on 89,311,634 total outstanding shares of the Issuer as of March 31, 2011, as disclosed by the Issuer in the 20-F.

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Joseph Cachey, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		15,500

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,522,124

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		15,500

WITH	10	SHARED DISPOSITIVE POWER

		3,522,124

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,537,624[15]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.96%[16]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
15) Includes (i) 500 ordinary shares and 5,000 ADSs held directly by Mr. Joseph Cachey, Jr.; (ii) 1,846,291 ordinary shares held by The Grand Crossing Trust, for which Mr. Cachey is a co-trustee and exercises shared dispositive and voting power; and (iii) 558,611 ADSs held by The Felicitas Trust, for which Mr. Cachey is a co-trustee and exercises shared dispositive and voting power.
16) Based on 89,311,634 total outstanding shares of the Issuer as of March 31, 2011, as disclosed by the Issuer in the 20-F.

EXPLANATORY NOTE
The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein. Robert W. Roche and the other parties described below determined that they may be deemed a group pursuant to Securities Exchange Act Rule 13d-5(b)(1). The Reporting Persons expressly disclaim status as a “group” for purposes of the Schedule 13D.
Item 4. Purpose of Transaction
Item 4 is hereby amended to add the following:
On July 5, 2011, Bireme Limited (the “Purchaser” and, together with Robert W. Roche, Don Dongjie Yang and Ritsuko Hattori-Roche, the “Bidders”), announced the expiration and preliminary results of its tender offer to purchase ordinary shares, par value $0.01 per share (“Ordinary Shares”), of Acorn International, Inc. (“Acorn”) (NYSE: ATV), and American Depositary Shares of Acorn (“ADSs”), each representing three Ordinary Shares, in an aggregate amount not to exceed 20,000,000 Ordinary Shares (taking into account both Ordinary Shares that are tendered and Ordinary Shares underlying ADSs that are tendered). The offer price is $2.00 per Ordinary Share, which represents $6.00 per ADS, in cash, without interest. The offer expired at 5:00 p.m. New York City time on July 1, 2011.
Based on preliminary information provided by Computershare Trust Company, N.A. who is acting as Ordinary Shares Tender Agent, and Citibank, N.A., who is acting as ADS Tender Agent, a total of approximately 28,326,339 Ordinary Shares of Acorn, including Ordinary Shares represented by approximately 9,325,576 ADSs, have been tendered and not withdrawn (including 108,366 Ordinary Shares subject to guaranteed delivery) prior to the expiration of the tender offer.
The amount of Ordinary Shares tendered and not withdrawn has exceeded the maximum tender amount of 20,000,000 Ordinary Shares. As a result, Bireme will accept for payment and purchase validly tendered shares on a pro rata basis pursuant to the Offer to Purchase. The resulting estimated proration factor is approximately 70.9% of the Ordinary Shares validly tendered and not withdrawn. Certain adjustments will be made to avoid purchases of fractional Ordinary Shares or ADSs. All Ordinary Shares and ADSs tendered but not accepted for payment in the tender offer will be returned to the tendering shareholders.
The number of Ordinary Shares (including Ordinary Shares represented by ADSs) validly tendered and not withdrawn and the estimated proration factor are preliminary and subject to verification. The actual number of Ordinary Shares validly tendered and not withdrawn and the final proration factor will be announced promptly following the completion of the verification process, which is expected to be on or before July 12, 2011.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 6, 2011

Robert W. Roche	Edward J. Roche, Jr.

/s/ Robert W. Roche	/s/ Edward J. Roche Jr.

Acorn Composite Corporation	Joseph Cachey, Jr.

By:	/s/ Robert W. Roche Name: Robert W. Roche		/s/ Joseph Cachey, Jr.
Title: Director

The Robert Roche 2009 Declaration of Trust		The Moore Bay Trust

By:	/s/ Robert W. Roche Name: Robert W. Roche	By:	/s/ Edward J. Roche, Jr. Name: Edward J. Roche, Jr.
	Title: Trustee		Title: Trustee

The Grand Crossing Trust		The Felicitas Trust

By:	/s/ Edward J. Roche, Jr. Name: Edward J. Roche, Jr.	By:	/s/ Edward J. Roche, Jr. Name: Edward J. Roche, Jr.
	Title: Trustee		Title: Trustee

By:	/s/ Joseph Cachey, Jr. Name: Joseph Cachey, Jr.	By:	/s/ Joseph Cachey, Jr. Name: Joseph Cachey, Jr.
	Title: Trustee		Title: Trustee